The Real Brokerage Inc. Announces Final Approval of Settlement Agreement in Class Action Litigation

TORONTO & NEW YORK - Oct. 31, 2024 - The Real Brokerage Inc. (NASDAQ: REAX, "Real" or the "Company") today announced that on October 31, 2024, Judge Stephen R. Bough of the United States District Court for the Western District of Missouri granted final approval of the Settlement Agreement the Company entered into to resolve pending class action litigation, Umpa v. NAR, No. 4:23-cv-00945 (W.D. Mo.), on a nationwide basis (the "Settlement Agreement"). The Company first announced the Settlement Agreement on April 8, 2024.

As previously disclosed, the Settlement Agreement conclusively addresses all claims asserted against Real in the Umpa lawsuit, releasing Real, its subsidiaries, and affiliated agents from these claims. The Settlement Agreement does not constitute an admission of liability by Real, nor does it concede or validate any of the claims asserted in the litigation.

Under the terms of the Settlement Agreement, Real paid $9.25 million into a qualified settlement fund within 30 days after the District Court granted preliminary approval of the settlement on April 30, 2024. The Company does not foresee the settlement terms having a material impact on its future operations.

The Settlement Agreement will become effective following any appeals process, if applicable.

About Real

Real (NASDAQ: REAX) is a real estate experience company working to make life's most complex transaction simple. The fast-growing company combines essential real estate, mortgage and closing services with powerful technology to deliver a single seamless end-to-end consumer experience, guided by trusted agents. With a presence throughout the U.S. and Canada, Real supports more than 22,000 agents who use its digital brokerage platform and tight-knit professional community to power their own forward-thinking businesses.

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as of the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, expectations regarding the settlement and settlement agreement.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. Important factors that could cause such differences include, but are not limited to, slowdowns in real estate markets, economic and industry downturns, Real's ability to attract new agents and retain current agents and those risk factors discussed under the heading "Risk Factors'' in the Company's Annual Information Form dated March 14, 2024, a copy of which is available under the Company's SEDAR+ profile at www.sedarplus.ca. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Investor inquiries, please contact:

Ravi Jani

Vice President, Investor Relations and Financial Planning & Analysis

investors@therealbrokerage.com

908.280.2515

For media inquiries, please contact:

Elisabeth Warrick

Senior Director, Marketing, Communications & Brand

elisabeth@therealbrokerage.com

201.564.4221